[redacted]

SECI 08026833 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-67626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexity Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5821 Fairview Road, Suite 110
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Doerflinger - 913.236.0639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mauldin & Jenkins, Certified Public Accountants, LLC
(Name – *if individual, state last, first, middle name*)

2000 South Bridge Parkway, Suite 501, Birmingham, AL 35209
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yancey Williams Mackey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexity Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Jessica B Alosi
Notary Public

My Commission Expires August 12, 2012

Jessica B. Alosi Notary Public Mecklenburg County, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXITY FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2007

NEXITY FINANCIAL SERVICES, INC.

FINANCIAL REPORT
DECEMBER 31, 2007

TABLE OF CONTENTS

MAULDIN
&JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Nexity Financial Services, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of **Nexity Financial Services, Inc.** as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Nexity Financial Services, Inc.** as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 22, 2008

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NEXITY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets

Cash and cash equivalents	$	344,447
Deposits with clearing organizations		51,429
Furniture and equipment, at cost,		
less accumulated depreciation of $5,881		21,219
Income taxes receivable		205,654
Other assets		19,008
Total assets	$	641,757

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable to clearing organizations	$	7,536
Accrued expenses and other liabilities		21,709
Total liabilities		29,245
Stockholders' equity:		
Common stock, $1 par value, authorized and issued 1,000 shares		1,000
Additional paid-in capital		1,106,825
Accumulated deficit		(495,313)
Total stockholder's equity		612,512
Total liabilities and stockholder's equity	$	641,757

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	1,992
Interest income		4,398
Total revenue		6,390
Expenses:		
Employee compensation and benefits		475,895
Occupancy and equipment expenses		27,253
Other expenses		114,121
Total expenses		617,269
Loss before income tax benefits		(610,879)
Income tax benefits		(205,654)
Net loss	$	(405,225)

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Par Value	Capital	Deficit	Equity
Balance, January 1, 2007	1,000	$ 1,000	$ 99,000	$ (90,088)	$ 9,912
Net loss	-	-	-	(405,225)	(405,225)
Stock-based compensation	-	-	7,825	-	7,825
Capital injection from Parent	-	-	1,000,000	-	1,000,000
Balance, December 31, 2007	1,000	$ 1,000	$ 1,106,825	$ (495,313)	$ 612,512

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES		
Net loss	$	(405,225)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		3,963
Stock-based compensation		7,825
Increase in deposits with clearing organizations		(51,429)
Increase in accounts payable with clearing organizations		7,536
Increase in income taxes receivable		(205,336)
Other, net		2,446
Net cash used in operating activities		(640,220)
INVESTING ACTIVITIES		
Purchase of furniture and equipment		(25,007)
Net cash used in investing activities		(25,007)
FINANCING ACTIVITIES		
Capital injection from Parent		1,000,000
Net cash provided by financing activities		1,000,000
Increase in cash and cash equivalents		334,773
Cash and cash equivalents at beginning of year		9,674
Cash and cash equivalents at end of year	$	344,447
SUPPLEMENTAL DISCLOSURE		
Cash received for:		
Income tax payments from Parent	$	318

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nexity Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Nexity Financial Corporation (the "Parent") and an affiliate of Nexity Bank (the "affiliate").

The Company, a registered broker-dealer in securities under the Securities Exchange Act of 1934, establishes Networking Agreements with financial institutions for the purpose of providing investment services to the customers of the financial institution. The Company clears transactions through a clearing firm on a fully-disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash on deposit and short-term certificates of deposit are considered cash and cash equivalents.

Revenue Recognition

The Company's primary sources of revenues are generated by registered representatives located within financial institutions. Commissions earned on the sale of securities and insurance products are shared with financial institutions that have executed a Networking Agreement with the Company. Commissions and related brokerage commission expense are recorded on a trade date basis.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Stock-Based Compensation

The Company accounts for its equity awards in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("Statement 123(R)"). Statement 123(R) requires companies to recognize compensation expense related to stock-based equity awards in their income statement. The Company participates in the Parent's stock option plan. See Note 9 below for more information.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, *Fair Value Measurements.* The Statement provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under the Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the Statement establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the Statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* The Statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable (unless a new election date occurs) and is applied only to entire instruments and not to portions of instruments. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity* Securities, applies to all entities with available-for-sale and trading securities. Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and is not expected to have a material impact on the Company's financial condition or results of operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In December 2007, the FASB issued Statement No. 141 (Revised 2007), *Business Combinations.* The Statement will significantly change the accounting for business combinations, as an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Statement changes the accounting treatment for several specific items, such as acquisition costs, noncontrolling interests (formerly referred to as minority interests), contingent liabilities, restructuring costs and changes in deferred tax asset valuation allowances. The Statement also includes a substantial number of new disclosure requirements. Statement No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact the adoption of this statement will have on the accounting for future acquisitions and business combinations.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.* The Statement establishes new accounting and reporting standards for the noncontrolling interest (formerly referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Statement No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on our after December 15, 2008 and early adoption is prohibited. The Company currently does not have any noncontrolling interests and is evaluating the impact the adoption of this statement will have on the accounting for future business combinations and ventures.

NOTE 3. RELATED PARTY TRANSACTIONS AND INCOME TAXES

The Company maintains operating cash accounts at the affiliate. At December 31, 2007, the Company had $241,489 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider. The Company remits payment directly to the payroll service provider for its payroll.

At December 31, 2007, there was a net tax receivable from the Parent of $205,654 included in other assets on the statement of financial condition. The current portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* is $205,654.

NOTE 4. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has a clearing agreement with Raymond James & Associates, Inc. (Raymond James). Under this agreement, Raymond James provides the Company with certain back-office support and clearing services on all principal exchanges. To support these arrangements, the Company is required to maintain a money market deposit account of at least $50,000 with Raymond James. The account has a balance of $51,429 at December 31, 2007.

NOTE 5. BENEFIT PLAN

The Company participates in the Parent's 401(k) retirement plan (the "Plan") that covers substantially all employees. The Plan allows for employer matching contributions and discretionary profit sharing contributions. The Board of Directors approved a discretionary employer matching contribution and a profit sharing contribution to the Plan in 2007. Total expenses of the Plan, including amounts contributed, which are included in employee benefits expense for the year ended December 31, 2007 was $14,209.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company leases its office space under an operating lease agreement. The lease term is 3 years and requires fixed monthly lease payments. The Company is also responsible for utilities, taxes, normal maintenance and its share of operating costs of common areas in which the premises is located. Total rent expense incurred for the year ended December 31, 2007 totaled $16,711.

Future minimum lease payments on the leases, excluding any renewal options, described above are summarized as follows:

2008	$	20,556
2009		21,172
2010		3,546
	$	45,274

Other

In the normal course of business, the Company may become involved in various claims, legal actions and regulatory matters. The Company currently has in effect a securities broker/dealer's professional liability insurance policy. Management is of the opinion that resolution of any matters would not have a material adverse effect on the Company's financial condition or continuing operations.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $177,826 which was $127,826 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 16.45%.

NOTE 8. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at December 31, 2007 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

NOTE 9. STOCK-BASED COMPENSATION

The Company participates in the Parent's stock option plan which was established in 1999. The plan grants directors, key employees and others options to purchase shares of common stock of the Parent. Options may be granted as incentive stock options or nonqualified stock options depending on the eligibility of the recipient. Option prices and terms are determined by a committee appointed by the Board of Directors.

Other pertinent information related to the options for the year ended December 31, 2007 is as follows:

	Number	Weighted-Average Exercise Price
Options outstanding, beginning of year	-	-
Granted	8,500	$ 11.58
Exercised	-	-
Options outstanding, end of year	8,500	$ 11.58
Exercisable, end of year	-	
Weighted-average remaining contractual life		9.25 years

NOTE 9. STOCK-BASED COMPENSATION (Continued)

Grant-date fair value is measured on the date of grant using an option-pricing model with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period. The Company uses the Black-Scholes-Merton option-pricing model to determine grant date fair value. Our option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, term, dividend rates, forfeiture rates, and risk-free interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of our stock options.

The following is a summary of our weighted average assumptions used to estimate the weighted-average per share fair value of options granted on the date of grant using the Black-Scholes-Merton option pricing model:

Dividend yield	0.0%
Weighted-average volatility	13.74% - 20.90%
Expected life in years	5.0 years
Annual rate of forfeiture	0.0 – 5.0%
Risk-free interest rate	4.60% - 4.84%

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2007 was $3.18. As of December 31, 2007, there was $19,056 of total unrecognized compensation cost related to the nonvested share based compensation arrangements granted under the option plan. That cost is expected to be recognized over a weighted-average period of 2 years.

NOTE 10. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

SUPPLEMENTARY SCHEDULES

Schedule I

NEXITY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

Computation of Net Capital:				
Total stockholder's equity from statement of financial condition			$	612,512
Deduct stockholder's equity not allowable for net capital				-
Total stockholder's equity qualified for net capital				612,512
Deductions and/or charges:				
Nonallowable assets:				
Excess cash on deposit with affiliate	$	187,162		
Furniture and equipment, net		21,219		
Income tax receivable from Parent		205,654		
Other		19,008		433,043
Net capital before haircuts on securities positions				179,469
Haircuts on securities:				
Securities owned		614		
Money market funds		1,029		1,643
Net Capital				177,826
Minimum dollar net capital requirement				50,000
Excess net capital			$	127,826
Aggregate Indebtedness:				
Items included in statement of financial condition:				
Accounts payable to clearing organizations			$	7,536
Accrued expenses and other liabilities				21,709
Items not included in statement of financial condition:				
Unrecorded items				-
Total aggregate indebtedness			$	29,245
Percentage of aggregate indebtedness to net capital				16.45%

Reconciliation with Company's Net Capital Computation
(Included in Part IIA of Form X-17A-5 "FOCUS" Report as of December 31, 2007)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	199,535
Audit adjustment to record additional employee compensation and benefits		(14,209)
Audit adjustment to record other operating expenses		(7,500)
Net Capital, as computed above	$	177,826

Schedule II

NEXITY FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

NEXITY FINANCIAL SERVICES, INC.

INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

MAULDIN
&JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Nexity Financial Services, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Nexity Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 22, 2008

END